SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Dear Shareholder

In line with our commitment to being more transparent with our Shareholders, we are reporting below the evolution of our work over the course of December, the third month of the Company’s new management, based on four pillars that support our turnaround and value recovery strategy.

Cost Reduction

While revising our processes, we identified new opportunities for optimization of the Company’s structure, therefore we will end December with 354 employees compared to 375 employees at the end of November, leading to additional savings of R$8.3 million/year.

Another strategic adjustment was the temporary cancellation of the Company’s enrollment in some trade associations, reducing G&A by R$1.3 million/year with related expenses.

As for the relocation of the Company’s registered office due to changes in personnel and processes, as well as operating and tax issues, the new office, also located in São Paulo and close to the current office, will be smaller and less expensive, therefore more appropriate to the Company’s current situation. We are in the final stages of negotiating the lease of the new office, and this initiative will account for a reduction in rent, condominium fee and property tax costs of approximately R$4 million/year.

Considering all actions taken since the new management took over, savings are expected to amount to approximately R$53 million/year.

We are currently in the second wave of our cost reduction plan, which includes the revision of processes and agreements with our suppliers, especially in IT, marketing and advertising. We believe it will also be possible to further reduce costs by another R$20 million to R$50 million during this phase.

Inventory Sale

We have revised our sale strategy, focusing our efforts on eleven projects that are more relevant, in order to sell these units faster and preserve margin. For that, we reassessed our product communication initiatives, prioritizing investments in digital tools. We mapped out new leads based on the specificities of each project, and we also engaged the sales team to provide excellent customer service.

We are confident in the market’s turnaround starting 2019, and with these measures we aim to be well-positioned to capture all of the opportunities arising from the economy’s recovery. Note that Gafisa has excellent, well-located assets that adequately meet the needs of our clients. It is important to emphasize that 78% of our total PSV currently in stock comprises residential units located in the city of São Paulo, where we will continue to concentrate new launches and expect to see a positive impact from the market’s recovery.

Innovation

Gafisa Serviços has been established, and we are already in the process of hiring an executive to be in charge of this business unit, which covers rental and the provision of house-up and post-guarantee services.

The units for rent have been mapped out and are already being offered. The estimated cap rate from unit rentals is 8% per year.

House up and post-guarantee services are already included in all feasibility studies of new projects to be launched by the Company in 2019.

Funding

During these first three months in management, we examined the company and observed that Gafisa is a viable corporation, with R$3.4 billion in assets versus a corporate debt of R$960 million. As such, we are focusing on mitigating financial flow mismatches.

Over the course of December, we strengthened our relationship with financial institutions and evaluated funding alternatives, such as securitization of the receivables portfolio and sale of inventories and non-core assets. We also concluded the structuring of a real estate investment fund, for which funding is expected to start in the first half of 2019.

In order to introduce the Company’s new management and turnaround plan, as well as strengthen its relationship with the market, making Gafisa more visible, we also paid visits to local analysts and investors, and in early December we held a roadshow in the United States, talking to investors in New York, Chicago, Washington, Los Angeles and San Francisco.

In addition to the 4 pillars of our strategy, we are aware that people development is a key aspect for the Company’s growth and sustainability. We resumed our 24-month trainee program, and applications are open until early January. As from the first quarter of 2019 we will implement a development and training program for coordinators and managers. We believe the program will help us assemble a distinguished team that adds value to the Company and its Shareholders.

In line with our commitment to the Company’s Shareholders, on December 19 the Board of Directors approved the cancellation of 1,030,325 shares acquired under the Share Repurchase program approved on September 28, 2018. We emphasize that this cancellation has no cost for the Company and also creates value and return to the Company’s Shareholders.

Lastly, we highlight the strong performance of Gafisa’s stock (GFSA3), with a 48.35% appreciation from 10.01.2018 (beginning of the new management) to 12.26.2018, when its shares were priced at R$16.60 (closing price).

Mu Hak You

Chairman of the Board of Directors

Ana Recart

CEO, CFO and IRO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 27, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer